[Letterhead of Global Power Equipment Group, Inc.]

July 30, 2010

By Fax and FedEx

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Errol Sanderson, Division of Corporation Finance
Pamela A. Long, Assistant Director

RE:	Global Power Equipment Group Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form 10
Filed July 30, 2010 File No. 1-16501

Dear Ladies and Gentlemen,

This is to advise that, as noted in the conversation between Errol Sanderson of the Division of Corporation Finance and Derek Bork of Thompson Hine LLP, the Company’s outside legal counsel, on July 29, 2010, the Company is today filing Amendment No. 3 (the “Amendment”) to its Form 10 (the “Form 10”) to include an updated opinion letter from BDO USA, LLP, the Company’s independent registered accounting firm (“BDO”), in light of the completion of the Company’s 1-for-9 reverse stock split (and to make conforming changes to three separate notes to financial statements covered by the BDO opinion). BDO’s opinion letter is unchanged except that it is now dated as of June 30, 2010 insofar as it relates to Note 13 of the financial statements filed as part of the Form 10. The conforming changes to the notes to financial statements are as follows:

•

Note 2 (of the annual financial statements) titled “Summary of Significant Accounting Policies – Adoption of New Accounting Standards” has been edited to update the date through which subsequent events were evaluated to July 13, 2010, the date of Amendment No. 2 to the Form 10.

•

Note 13 (of the annual financial statements) titled “Subsequent Events,” has been changed by adding the parenthetical “(unaudited)” to clarify that the Company’s March 24, 2010 issuance of restricted stock to its directors has not been audited and by replacing the parenthetical “(unaudited)” with the sentence: “All share and per share numbers included in the financial statements reflect the Company’s June 30, 2010 1-for-9 reverse stock split.” in the discussion of the Company’s stock split at the very end of Note 13.

•

Note 9 (of the quarterly financial statements) titled “Subsequent Events” has been changed adding the sentence: “All share and per share numbers included in the financial statements reflect the Company’s June 30, 2010 1-for-9 reverse stock split.” in the discussion of the Company’s stock split at the very end of Note 9.

The only other changes to the Form 10 from Amendment No. 2 are as follows:

July 30, 2010

•	Replacing “Amendment No. 2” with “Amendment No. 3” on the cover page and indicating that the Company’s Common Stock will be registered on The NASDAQ Stock Market LLC (instead of NASDAQ Global Market).

•	Revising the exhibit index to reflect the incorporation by reference of those exhibits that were filed with the Company’s Amendment No. 2 to the Form 10.

•	Changing the signature dates of the Form 10 and of BDO’s opinion letter.

No other changes have been made to the Form 10. If you have any questions, please contact Derek Bork at (216) 566-5527. Thank you for assistance with this matter.

Very truly yours,

/s/ Tracy D Pagliara
Tracy D. Pagliara